        ASSOCIATES FIRST CAPITAL CORPORATION
                ANNOUNCES SALE OF
        BALBOA INSURANCE UNIT TO COUNTRYWIDE


     DALLAS, June 14, 1999 - Associates First Capital Corporation (NYSE- AFS) today announced it has reached an agreement to sell its Balboa Life and Casualty Insurance group to Countrywide Credit Industries, Inc. The sale price was $425 million and the transaction is subject to regulatory approval. The Associates acquired Balboa when it purchased Avco Financial Services earlier this year.

     Balboa's businesses include collateral protection insurance for home and auto loans as well as credit-related insurance products. It serves more than 1500 financial institutions nationwide. The Associates will retain the Balboa business related to the Avco Financial Services offices acquired earlier this year.

     "This agreement allows us to focus on products that fit strategically within our existing insurance business and make the most sense for our consumer and commercial finance customers," said David Brooks, senior executive vice president of Insurance and Business Development at Associates First Capital Corporation.

"The purchase of Balboa is another key step in our evolution into a one-stop, home- centric, financial services marketplace.
We are delighted to welcome Balboa's management team and employees to our team of more than 11,000 employees," said Angelo R. Mozilo, chairman of Countrywide. "Our captive insurance agency, which is among the largest personal insurance agencies in the nation, will naturally integrate with Balboa and provide highly achievable synergies."

Associates First Capital Corporation (NYSE:AFS), established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. The Associates has operations in the United States and 15 international markets. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization. For more information visit The Associates Web site at www.theassociates.com.
Founded in 1969, Countrywide Credit Industries, Inc.
originates, purchases, sells and services loans for single-family homes through its primary subsidiary, Countrywide Home Loans, Inc. The company is headquartered in Calabasas, Calif. and has more than 11,000 employees with more than 550 offices across the nation. For more information, visit Countrywide's website at www.countrywide.com.

This news release may contain certain forward-looking statements. The factors which may cause future results to differ materially from expectations are discussed in the Form 10-K for the year ended Dec. 31, 1998, filed with the Securities and Exchange Commission.

                              # # #

Contacts:

The Associates:

     Media:      (972) 652-4522
                       www.theassociates.com

     Securities Analysts:   (972) 652-7294
                       investor_relations@afcc.com

     Shareholders:          1-888-NYSE-AFS

     Countrywide:          Eric Sieracki
                                        (818)225-3550